UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 9, 2019

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE THREE MONTHS ENDED
31 MARCH 2019

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company” or "the Group")

Market update report
for the quarter ended 31 March 2019

Johannesburg, 9 May 2019 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended 31 March 2019. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

•	Production, costs and capital expenditures remain on-track to meet annual guidance

•	Q1 production of 752,000oz, supported by solid production performances at Geita, Iduapriem, Tropicana and Kibali

•	All-in sustaining costs improve 2% year-on-year to $1,009/oz; Total cash costs improve 5% to $791/oz

•	Strong Adjusted EBITDA margin of 37%, despite lower received gold price and volumes

•	South African assets see early wins in safety from new shift arrangements

•	All-injury frequency rate improves 34% year-on-year to 4.22 injuries per million hours worked

•	Strong exploration results at Tropicana leads to approval of Boston Shaker Underground Project

•	Process to review divestment options of remaining South African assets announced; Sadiola and CVSA sales processes ongoing

		Quarter	Quarter	Quarter	Year
		ended	ended	ended	ended
		Mar	Dec	Mar	Dec
		2019	2018	2018	2018
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	752	921	824	3,400
Sold	- oz (000)	746	927	856	3,412

Produced from retained operations	- oz (000)	752	921	773	3,349

Financial review
Price received	- $/oz	1,297	1,226	1,323	1,261
All-in sustaining costs	- $/oz	1,009	949	1,028	976
All-in costs	- $/oz	1,108	1,053	1,107	1,068
Total cash costs	- $/oz	791	730	834	773

Gross profit	- $m	165	177	233	772
Free cash (outflow) inflow	- $m	(109)	85	(70)	67
Net debt	- $m	1,776	1,659	1,768	1,659
Capital expenditure (including equity accounted investments)	- $m	141	223	169	721

$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

The financial information on which this market update report is based has not been reviewed and reported on by the Company's external auditors.

Published: 9 May 2019
Quarter 1 2019

March 2019 Market update report - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
First quarter overview

AngloGold Ashanti delivered a steady start to the year, as the Company continued to focus on safety, efficiencies and improving the overall quality of its portfolio and balance sheet. Delivering year-on-year improvements in both total cash costs and all-in sustaining costs (AISC), the Company recorded a solid Adjusted EBITDA margin of 37% in the three months ended 31 March 2019 and remains on-track to deliver annual guidance across all metrics.
Production from retained operations during the first quarter of 2019 was 752,000oz at an average total cash cost of $791/oz, compared to 773,000oz at an average total cash cost of $803/oz from the retained operations during the first quarter of last year. As discussed at the February 2019 results presentation for the full year ended 31 December 2018, the slower-than-normal start from the retained operations was due to unfavourable performances from Siguiri, which was ramping up after completion of the new combination plant; Brazil, which was affected by regulatory stoppages subsequent to the tailings dam wall collapse at Vale; and South Africa, which experienced power disruptions and seismicity challenges. Nonetheless, the portfolio delivered solid year-on-year trends across most of the asset base, with strong production performances from Geita, Iduapriem, Tropicana and Kibali. AISC for the quarter increased slightly to $1,009/oz compared to $1,001/oz from retained operations during the first quarter of last year.

The Continental Africa region delivered strong year-on-year gold production, with solid operating performances at Geita, Iduapriem, and Kibali. In Australia, AISC improved significantly as a result of lower capital expenditures in the region with both AISC and total cash costs impacted by favourable exchange rates. Although production was lower from the South Africa region, the performance was solid considering Eskom-related power issues and the care required in managing seismic activity underground. The Americas region experienced lower production due to operational issues. However, we anticipate a stronger second half of 2019 in this region.
For the first time in its history, AngloGold Ashanti passed a year without a fatal accident at any of its operations on 7 April 2019. This represents the collective and cumulative efforts of every individual in the business, as well as the strategic focus on safety. While this is a momentous achievement, there is certainly no complacency and the focus remains on achieving our goal of zero harm, across all workplaces.
The solid operating quarter, was assisted by a 5% improvement in total cash costs, offset by a 2% lower gold price received, lower year-on-year production and sales volumes and adverse working capital movements of $21m compared to the first quarter of 2018 and as a result cash inflow from operating activities was $67m compared to $117m during the first quarter of 2018. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) decreased by 20% to $307m in the first quarter from $383m in the first quarter of 2018. The impact of the above resulted in a free cash outflow of $109m during the first quarter, compared to a free cash outflow of $70m reported in the first quarter of 2018.
Key projects remain on track and within budget. Obuasi remains the main area of growth development focus for this year as the Group works towards its first gold pour at the end of this year. The Siguiri Combination Plant is currently ramping up towards full production in June 2019. At Tropicana in Australia, decline development at Boston Shaker is about to commence with mining of the first stope expected in August 2020.
Total capital expenditure (including equity accounted investments) during the first quarter was $141m, lower than the $169m reported for the first quarter of 2018. Total capital expenditure included project capital of $37m, most of which was spent at Obuasi, with some minor residual project capital spent at Siguiri, Mponeng and Kibali. Capital expenditure is expected to rise 50-60% from the first quarter to the second quarter with increased spending anticipated, mainly at Obuasi, Tropicana and the Brazil operations.
Net debt was $1.78bn at 31 March 2019 (1), compared to $1.77bn at 31 March 2018. As at 31 March 2019, net debt to Adjusted EBITDA was 1.27 times, up from 1.14 times at 31 March 2018 and 1.12 times at the end of last year, given the effects of lower production, which is expected to improve as the year progresses, and lower gold price received. The balance sheet remains robust, with strong liquidity and ample headroom under our covenants. The balance sheet is expected to improve further as production steps up during the year, in line with historical trends. Both production and capital expenditure are expected to increase in the remaining three quarters of the year, in line with historical seasonal trends.
(1) In terms of AngloGold Ashanti's covenants, net debt excludes the impacts of IFRS16, Leases, which was effective from 1 January 2019. At 31 March 2019, lease liabilities in terms of the new standard amounted to $119m, which is not included in the $1.78bn net debt number.
The full-year guidance(2) remains unchanged as follows:

•	Production between 3.25Moz to 3.45Moz;

•	Total cash costs between $730/oz and $780/oz;

•
AISC between $935/oz and $995/oz, assuming average exchange rates against the US Dollar of ZAR 14.00 (Rand), BRL 3.65 (Brazilian Real), AUD 0.75 (Australian Dollar) and ARS 40.00 (Argentinian Peso), with the Brent crude oil price at $74/bl average for the year; and

•	Capital expenditure is anticipated to be between $910m and $990m.

(2) Both production and cost estimates assume neither operational, labour or power disruptions or other interruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, filed with the United States Securities and Exchange Commission (SEC).

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Comparison of the first quarter 2019 performance versus the same quarter last year is shown below:

Particulars	Q1 2019	Q1 2018	% Variance Q1 2019 vs Q1 2018
Operating review Gold
Gold Production (kozs)	752	824	(9)
Gold Production from retained operations (kozs) (3)	752	773	(3)

Financial review
Gold price received ($/oz)	1,297	1,323	(2)
Total cash costs ($/oz)	791	834	(5)
Corporate & marketing costs ($m) (1)	20	18	11
Exploration & evaluation costs ($m)	25	21	19
All-in sustaining costs ($/oz) (2)	1,009	1,028	(2)
All-in costs ($/oz) (2)	1,108	1,107	—
Adjusted EBITDA ($m)	307	383	(20)

Cash inflow from operating activities ($m)	67	117	(43)
Free cash outflow ($m)	(109)	(70)	(56)
Capital expenditure ($m)	141	169	(17)

Free cash outflow excluding South African redundancies, financing costs, and other costs ($m)	(106)	(34)	(212)

(1) Includes administration and other expenses.
(2) World Gold Council standard.
(3) Retained operations exclude closed and sold operations.

FINANCIAL AND OPERATING REPORT

SAFETY UPDATE

There were no fatalities during the first quarter ended 31 March 2019. Shortly after quarter end, AngloGold Ashanti reached a full 12 months without a fatal accident at all operations for the first time in its history.

The Group All-Injury Frequency Rate (AIFR), the broadest measure of workplace safety, was 4.22 injuries per million hours worked for the first quarter of 2019, compared to 6.35 in the first quarter of last year, a 34% decline demonstrating a continued improvement in our safety performance.

In South Africa, Mponeng - the deepest mine in the world - achieved 1 million fatality-free shifts on 14 January 2019 and 365 fatality-free days on 7 April 2019. Mponeng’s AIFR improved by 27% from the same reporting period a year ago. The region’s AIFR for the quarter was 9.43, a 25% improvement from 12.58 during the same quarter in 2018.

Continental Africa region's AIFR improved by 46% for the quarter, from 7.17 to 3.89 compared to the first quarter in 2018. The Siguiri, Geita, and Serra Grande mines, as well as the La Colosa, Gramalote and Quebradona projects all achieved injury-free quarters.

OPERATING HIGHLIGHTS

The Continental Africa region delivered an 8% year-on-year increase in gold production to 338,000oz at a total cash cost of $819/oz in the first quarter of 2019 compared to 314,000oz at a total cash cost of $842/oz in the first quarter of 2018. AISC for the first quarter of 2019 was $969/oz compared to $963/oz in the same quarter a year ago. The region’s production gains were driven mainly by strong performances in a few of the mines, with Kibali delivering a 21% increase in production, Iduapriem a 12% increase and Geita a 11% increase.

Kibali’s production increased due to improved underground output and record shaft hoisting, very stable mill operations and improved metallurgical recovery. Grades improved during the first quarter of 2019 due to a greater contribution of material from the underground tonnes compared to last year when the underground operations were in the initial stages of ramping up production.
AngloGold Ashanti’s operating partner at Kibali, Barrick, continues to engage with the DRC government and administration on the issues around the new mine code introduced in 2018, in order to ensure that the mining code equitably balances the interests of the DRC government and the capital providers to allow both to participate fairly in the value creation that the mining industry offers.

In Ghana, Iduapriem’s strong production performance is attributable to higher recovered grades in Teberebie cut 1 and cut 3 during the period which, together with a lower stripping ratio, contributed to 15% lower cash costs. This more than offset higher processing and other costs, including dewatering costs, incurred to repair the old pumping infrastructure in preparation for the rainy season and those incurred to safeguard the existing TSF dam wall, as planned.
In Tanzania, Geita's production was supported by strong average recovered grades at 3.58g/t compared to 2.44g/t in the same period last year, which helped to offset the lower throughput due to planned maintenance on the ball mill during the quarter. This increase in grades was due to planned higher feed grade as ore was being sourced from Nyankanga block 5 and Star and Comet cut 2 underground operations.
At Siguiri, in Guinea, production decreased 18% year-on-year as a result of limited flexibility during the commissioning of the Carbon-In-Leach plant. Total cash costs were impacted by the lower volumes treated and higher utilisation of oxide stockpile ore tonnes compared to the previous

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period. The mine has started to see grades increase as higher volumes of fresh rock material feed are coming into production following the commissioning of the hard rock crushing and milling circuit in the latter part of the quarter.
In Mali, production remained flat at 22,000oz for the first quarter of 2019 compared to the same period last year. Morila saw an increase in recovered grade due to the availability and treatment of higher-grade material being mined from the Viper pit, partly offset by a 27% decrease in tonnes treated as a result of treatment of harder ore compared to the blend of softer tailings and oxides treated in the previous period. At Sadiola, the mine continued with the stockpile treatment plan.
Production in the Americas region was 165,000oz at a total cash cost of $719/oz for the quarter ended 31 March 2019 compared to 191,000oz at a total cash cost of $657/oz in the first quarter of 2018. AISC for the first quarter of 2019 was $967/oz compared to $843/oz in the same quarter a year ago. Total cash costs were higher reflecting cost escalations across the region and lower by-product contributions, partly offset by favourable exchange rates.
At AngloGold Ashanti Mineração, production was down 8% year-on-year due to lower grades at Córrego do Sítio as a result of geological model changes and geotechnical issues. Additionally, heavy rains and a 21-day work stoppage at Córrego do Sítio due to the regulatory requirement following the tailings dam wall collapse at Vale, impacted production and resulted in higher costs as a consequence.

At Serra Grande, production was lower due to lower tonnages from the underground. However, costs benefited from favourable gold inventory and exchange rate movements.

In the Australia region, production was 158,000oz at a total cash cost of $687/oz for the first quarter ended 31 March 2019 compared to 161,000oz at a total cash cost of $742/oz in the first quarter of 2018. The AISC for the first quarter of 2019 was $919/oz compared to $1,022/oz in the same quarter a year ago. Costs benefited from favourable exchange rates and lower capital spend.
Production at Sunrise Dam was 72,000oz at a total cash cost of $854/oz compared to 88,000oz at a total cash cost of $782/oz in the same quarter last year when the mill feed grade was 7% higher. Production for the first quarter of 2019 was also impacted by lower metallurgical recoveries. The Recovery Enhancement Project circuit is meeting Feasibility Study specifications and the focus is now on stabilising the downstream circuits to maximise gold recovery. This, along with work to lift underground production, is part of a holistic strategy to increase gold production and reduce costs.

Tropicana produced 86,000oz at a total cash cost of $541/oz compared to 73,000oz at a total cash cost of $661/oz in the same quarter last year. Production was boosted by a 9% increase in mill throughput and an 18% increase in mill feed grade, along with a 1% increase in metallurgical recovery. During the quarter the Boston Shaker Underground Project was approved after a Feasibility Study confirmed that underground mining is technically and financially viable. The project demonstrates robust economics with an anticipated IRR of 39% for a capital investment of $79.3 million (100%).

The South African operations produced 91,000oz at a total cash cost of $1,037/oz for the first quarter ended 31 March 2019, compared to 107,000oz produced by the retained operations for the first quarter of 2018 at a total cash cost of $1,049/oz. During the first quarter of 2018, gold production from the South African operations was 158,000oz at a total cash cost of $1,131/oz. The AISC for the region was $1,197/oz for the quarter ended 31 March 2019 compared to $1,225/oz for the same quarter a year ago by the retained operations. Lower total cash costs for the period are attributable to improved operating efficiencies as well as a weaker exchange rate, all partially offset by lower gold output. Cost reduction initiatives, focused on both on- and off-mine cost structures for the smaller production base, are continuing.

At Mponeng, 15% lower production was due to limitations on face length availability as a de-risking process was implemented to manage seismicity in the above 120 Level mining area. Seismicity remains closely monitored and continuous work is undertaken to manage the hazard in the normal course of business.

Following the introduction of the new shift arrangement in November 2018, Mponeng’s employees are responding positively in the transitioning phase of these shift arrangements which enable increased face time. The early results observed includes safety improvements, increased blasting frequency, and a better-than-anticipated rate of face advancement. The mine management team, through the implementation committee, is consistently monitoring the implementation of the intended design and adjusting where necessary.

At Mine Waste Solutions (MWS) production was lower mainly due to intermittent power availability from Eskom and inclement weather, which impacted all of the region’s surface operations. This had an adverse impact on tonnages processed and plant stability at MWS, ultimately impacting metallurgical efficiencies. Plans are currently being executed to increase delivered grades to recoup some of the lost gold production. This will be done by optimising the mining mix through more efficient blending of feed sources and improving metallurgical efficiencies in the processing plant.

CORPORATE UPDATE

AngloGold Ashanti will be embarking on a process to review divestment options of its remaining South African assets. This process will consider all ownership options, with a view to maximising the value and future prospects of these assets. This is in line with AngloGold Ashanti’s ongoing review of its portfolio and a disciplined approach to allocation of capital and other resources to ensure that it generates maximum value for all its stakeholders.

AngloGold Ashanti has dedicated significant time and resources over the past few years to restructure its South African operating portfolio into a more focused business with enhanced operating and financial metrics. The successful completion of the restructuring has resulted in this portfolio comprising a single underground mine, Mponeng, a surface rock dump processing business and a mine waste retreatment operation, Mine Waste Solutions. These assets are now better positioned for the future, with the potential for further enhanced production growth, profitability and free cash generation from the significant remaining ore reserve base of 16.8 million ounces.

Mponeng is ramping up production from the Below 120 Level project, which is expected to give it a lifespan of around eight years, with improved margins from anticipated higher grades within this new mine area. In the medium term (starting in around two years), Mponeng will require additional capital investment to further extend its life and to realise the full potential of this operation.

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“We believe that under the right ownership, our South African assets offer a compelling long-term value proposition that may allow for an extension to Mponeng Mine’s current life,” Chief Executive Officer Kelvin Dushnisky said. “The investment to extend Mponeng’s life beyond eight years has very strong competition for capital and other scarce resources from a host of other projects in our portfolio, which at current planning assumptions are more attractive, generating higher returns and quicker payback periods - we have therefore decided to review divestment options for our South African business.”

This process is at an early stage and may not ultimately result in any change to the ownership of the South African business. AngloGold Ashanti’s priority is to ensure that the process is conducted with the appropriate thoroughness to ensure the best possible outcome for all stakeholders.

UPDATE ON CAPITAL PROJECTS

Update on the Obuasi Redevelopment Project
The project continues to target first gold at the end of 2019 with the commissioning of Phase 1 (2,000tpd).  Completion of the project at the end of 2020 (4,000tpd) remains on track. The estimated capital spend to completion remains on budget. Design and procurement are in progress. Demolition of redundant plant infrastructure is close to completion. Refurbishment for Phase 1 commenced. The operating management team is in place, and recruitment and training of the operating team is progressing on schedule. The underground mining contractor has been mobilised and the first development blast was achieved on 1 February 2019.

Siguiri Combination Plant
Construction of the Siguiri combination plant was successfully completed in March 2019. Commissioning of the different sections of the plant is underway. The Carbon-In-Leach circuit was commissioned and first gold from it was poured at the end of 2018. The 30MW power plant was commissioned in October 2018 and is now fully operational providing reliable, low-cost power to the Siguiri mine. The crushing and milling circuits for the treatment of the hard sulphide ore are currently being commissioned and full ramp-up is expected in the first half of 2019. The focus for the year will be to stabilise the combination plant throughput and operating stability following its commissioning.

Boston Shaker
During the quarter, the Company announced the approved development of the Boston Shaker Underground Project at the Tropicana Gold Mine in Western Australia. Boston Shaker will contribute higher grade mill feed, resulting in an improved gold production profile and enhanced cash flow. Importantly, the underground mine will provide improved cash flow during 2021-2023 when the mine plan includes periods of higher waste stripping in the Havana open pit. Ore from the underground mine will enable Tropicana gold production to be maintained at between 450,000-500,000oz per annum (100%) over the next five years, lifting the average to 480,000oz per annum over the five-year period, while also providing attractive returns.

Decline development is expected to commence in the second quarter of 2019 with first gold scheduled for the third quarter of 2020. The portal will be located in the completed Tropicana Pit, to minimise interaction between the open pit fleet working in the Boston Shaker pit and underground equipment.

EXPLORATION UPDATE

See the Exploration Update document on the Company website: www.anglogoldashanti.com for an update on both Brownfields and Greenfields exploration programmes.

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Operations at a glance
for the quarters ended 31 March 2019, 31 December 2018 and 31 March 2018
	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground Recovered grade g/tonne			Surface Recovered grade g/tonne			Open-pit Recovered grade g/tonne
	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18

SOUTH AFRICA	91	111	158	220	245	453	7,866	8,185	8,433	—	—	—	7.31	8.39	7.71	0.16	0.17	0.17	—	—	—
Vaal River Operations	—	—	51	—	—	212	—	—	—	—	—	—	—	—	7.51	—	—	—	—	—	—
Kopanang	—	—	12	—	—	65	—	—	—	—	—	—	—	—	5.88	—	—	—	—	—	—
Moab Khotsong	—	—	39	—	—	147	—	—	—	—	—	—	—	—	8.23	—	—	—	—	—	—
West Wits Operations	53	67	62	220	245	241	52	60	68	—	—	—	7.31	8.39	7.89	0.50	0.41	0.37	—	—	—
Mponeng	53	67	62	220	245	241	52	60	68	—	—	—	7.31	8.39	7.89	0.50	0.41	0.37	—	—	—
Total Surface Operations	38	44	45	—	—	—	7,814	8,125	8,364	—	—	—	—	—	—	0.15	0.17	0.17	—	—	—
First Uranium SA	23	26	27	—	—	—	6,182	6,385	6,286	—	—	—	—	—	—	0.12	0.13	0.13	—	—	—
Surface Operations	15	18	17	—	—	—	1,632	1,740	2,078	—	—	—	—	—	—	0.30	0.31	0.26	—	—	—

CONTINENTAL AFRICA	338	426	314	817	956	598	—	—	—	4,892	6,114	6,047	5.25	5.07	4.87	—	—	—	1.27	1.37	1.13
DRC
Kibali - Attr. 45%	93	94	77	386	454	345	—	—	—	454	457	552	5.52	4.52	4.85	—	—	—	1.71	1.91	1.33
Ghana
Iduapriem	64	64	57	—	—	—	—	—	—	1,183	1,428	1,204	—	—	—	—	—	—	1.68	1.39	1.47
Obuasi	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Guinea
Siguiri - Attr. 85%	49	61	60	—	—	—	—	—	—	1,882	2,270	2,300	—	—	—	—	—	—	0.82	0.84	0.81
Mali
Morila - Attr. 40%	10	8	7	—	—	—	—	—	—	364	447	501	—	—	—	—	—	—	0.82	0.55	0.45
Sadiola - Attr. 41%	12	15	15	—	—	—	—	—	—	489	577	487	—	—	—	—	—	—	0.78	0.80	0.94
Tanzania
Geita	110	184	99	431	502	253	—	—	—	519	935	1,003	5.02	5.56	4.91	—	—	—	2.38	3.15	1.82

AUSTRALIA	158	171	161	694	661	607	—	—	—	1,747	1,757	1,714	2.86	2.76	3.72	—	—	—	1.68	1.99	1.60
Sunrise Dam	72	75	88	694	661	607	—	—	—	279	384	364	2.86	2.76	3.72	—	—	—	0.91	1.32	1.30
Tropicana - Attr. 70%	86	96	73	—	—	—	—	—	—	1,468	1,373	1,350	—	—	—	—	—	—	1.82	2.18	1.68

AMERICAS	165	213	191	885	1,086	931	—	—	—	252	239	234	4.55	4.46	4.39	—	—	—	3.18	6.44	5.61
Argentina
Cerro Vanguardia - Attr. 92.50%	52	71	66	92	87	79	—	—	—	205	223	204	7.33	5.76	7.08	—	—	—	3.37	6.74	6.15
Brazil
AngloGold Ashanti Mineração	86	102	93	592	710	553	—	—	—	—	—	—	4.46	4.40	4.70	—	—	—	—	—	—
Serra Grande	27	40	32	201	289	298	—	—	—	48	16	30	3.53	4.21	3.11	—	—	—	2.37	2.09	1.88

Total	752	921	824	2,616	2,948	2,589	7,866	8,185	8,433	6,891	8,110	7,995	4.55	4.60	4.93	0.16	0.17	0.17	1.45	1.66	1.37

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Operations at a glance (continued)
for the quarters ended 31 March 2019, 31 December 2018 and 31 March 2018
	Total cash costs			All-in sustaining costs			Sustaining ORD / Stripping capex			Other sustaining capex			Non sustaining capex			Gross profit (loss)
	$/oz			$/oz			$m			$m			$m			$m
	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18	Mar-19	Dec-18	Mar-18

SOUTH AFRICA	1,037	907	1,131	1,197	1,041	1,296	9	9	16	4	8	6	1	1	3	9	4	5
Vaal River Operations	—	—	1,307	—	—	1,432	—	—	6	—	—	—	—	—	—	—	(1)	1
Kopanang	—	—	2,007	—	—	2,022	—	—	—	—	—	—	—	—	—	—	(1)	(9)
Moab Khotsong	—	—	1,086	—	—	1,250	—	—	6	—	—	—	—	—	—	—	—	10
West Wits Operations	1,073	885	1,065	1,304	1,093	1,310	9	9	10	2	5	3	1	1	3	3	7	(4)
Mponeng	1,073	868	1,070	1,304	1,093	1,310	9	9	10	2	5	3	1	1	3	3	7	(4)
Total Surface Operations	987	940	1,021	1,051	951	1,097	—	—	—	2	3	3	—	—	—	6	(2)	8
First Uranium SA	862	746	810	942	686	908	—	—	—	2	2	2	—	—	—	5	(1)	9
Surface Operations	1,175	1,231	1,355	1,203	1,356	1,394	—	—	—	—	1	1	—	—	—	1	(1)	(1)

CONTINENTAL AFRICA	819	755	842	969	909	963	14	18	19	17	36	21	32	61	26	78	97	84
DRC
Kibali - Attr. 45%	575	520	765	704	662	947	2	1	6	8	12	10	1	—	4	31	32	9
Ghana
Iduapriem	693	826	820	787	1,076	962	4	11	8	1	4	1	—	—	—	27	17	25
Obuasi	—	—	—	—	—	—	—	—	—	—	—	—	32	39	1	(4)	—	4
Guinea
Siguiri - Attr. 85%	1,078	961	833	1,162	1,225	929	—	—	—	2	7	2	1	18	18	5	2	22
Mali
Morila - Attr. 40%	1,181	1,240	1,020	1,198	1,356	1,163	—	—	—	—	—	1	—	—	—	—	(2)	1
Sadiola - Attr. 41%	927	875	949	924	839	1,006	—	—	—	—	—	—	(2)	1	—	3	4	2
Tanzania
Geita	939	753	892	1,132	874	1,010	8	6	5	6	12	6	—	—	—	16	44	17
Non-controlling interests, exploration and other							—	—	—	—	1	1	—	3	3	—	—	3

AUSTRALIA	687	724	742	919	980	1,022	20	11	27	6	21	16	1	2	—	53	34	63
Sunrise Dam	854	910	782	1,060	1,265	980	9	11	5	2	10	11	—	—	—	21	5	35
Tropicana - Attr. 70%	541	549	661	729	735	1,033	11	—	22	4	10	5	1	2	—	37	33	33
Exploration and other							—	—	—	—	1	—	—	—	—	(5)	(4)	(4)

AMERICAS	719	574	657	967	849	843	25	27	26	9	27	8	3	—	—	56	84	89
Argentina
Cerro Vanguardia - Attr. 92.50%	677	470	543	823	669	698	5	7	5	1	5	—	—	—	—	20	39	38
Brazil
AngloGold Ashanti Mineração	733	654	709	1,000	972	918	14	16	15	6	14	7	—	—	—	24	30	36
Serra Grande	736	529	770	1,101	806	940	5	4	6	2	4	1	—	—	—	6	17	11
Non-controlling interests, exploration and other							—	—	—	—	4	—	3	—	—	6	(2)	4

Sub-total	791	730	834	1,009	949	1,028	68	65	87	36	92	51	37	64	29

OTHER							—	—	—	—	2	1	—	—	—	3	(9)	4

Total							68	65	87	36	94	52	37	64	29	199	210	246

Equity accounted investments included above																(34)	(34)	(13)

Total																165	177	233

Development Sampling
for the quarter ended 31 March 2019
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.
Statistics are shown in metric units	Advanced	Sampled
	metres	Sampled	Avg. ore body	gold
	(total)*	metres	thickness (cm)	Avg. g/t	Avg. cm.g/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef	1,504	68	24.90	30.40	757.00

CONTINENTAL AFRICA
Geita	3,471	1,556	370.00	3.21	—

SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá	2,227	1,960	92.00	6.29	—
Lamego	1,201	485	60.00	2.67	—
Córrego do Sitio Mina I	2,716	316	—	2.70	—
Serra Grande
Mina III	1,906	4,447	100.00	4.62	—
Mina Nova/PQZ	835	2,084	100.00	3.29	—
Palmeiras	427	312	100.00	2.81	—
CVSA
Cerro Vanguardia	1,903	717	400.0	8.10	—

Statistics are shown in imperial units	Advanced	Sampled
	feet	Sampled	Avg. ore body	gold
	(total)*	feet	thickness (inches)	Avg. oz/t	Avg. cm.oz/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef	4,934	223	9.80	0.89	0.72

CONTINENTAL AFRICA
Geita	11,387	5,106	145.67	0.09	—

SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá	7,307	6,430	36.22	0.18	—
Lamego	3,940	1,590	23.62	0.08	—
Córrego do Sitio Mina I	8,912	1,038	—	0.08	—
Serra Grande
Mina III	6,254	14,590	39.37	0.13	—
Mina Nova/PQZ	2,738	6,837	39.37	0.10	—
Palmeiras	1,402	1,024	39.37	0.08	—
CVSA
Cerro Vanguardia	6,243	2,352	157.48	0.24	—

* This includes total "on-reef" and "off-reef" development metres

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Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
Debt Securities code: BIANG

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information in this document has not been reviewed or reported on by the Company’s external auditors.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 9, 2019    By: /s/ ME SANZ_
Name: ME Sanz
Title: Executive Vice President – Legal, Commercial and Governance and Company Secretary

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